Mail Stop 3561

December 9, 2009

Mark A. Dumouchel
President and Chief Executive Officer
Nyer Medical Group, Inc.
13 Water Street
Holliston, MA 01746

> **Re: Nyer Medical Group, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed November 9, 2009**
> **File No. 000-20175**

Dear Mr. Dumouchel:

We have completed our review of your filing and have no further comments at this time.

Sincerely,

John Reynolds
Assistant Director

cc: Howard Berkenblit
          Fax: (617) 338-2880